CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Callable Range Accrual Notes due 2026	$1,100,000	$127.71(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-169682, 333-169682-01

Pricing Supplement dated March 15, 2011 to the Product Prospectus Supplement dated October 1, 2010 and the Prospectus dated September 30, 2010

Structured Investments

US$1,100,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Callable Range Accrual Notes due March 17, 2026

—

Nomura America Finance, LLC is offering the callable range accrual notes due March 17, 2026 (the “notes”) described below. The notes are unsecured securities, and all payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

—

For any calendar day on which the accrual condition (as described below) is satisfied, interest on the notes will accrue at the per annum rate specified below. For any calendar day on which the accrual condition is not satisfied, no interest on the notes will accrue; accordingly, your notes may not bear any interest.

—

We have the right to redeem the notes, in whole or in part, for 100% of the principal amount plus any accrued and unpaid interest on each quarterly interest payment date, upon five business days’ prior notice, beginning on March 17, 2013.

—	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)

Guarantor:	Nomura Holdings, Inc. (“Nomura”)

Principal Amount:	US$1,100,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date but prior to the original issue date)

Public Offering Price:	Variable price reoffer

Interest Rate:

7.00% per annum, subject to the accrual condition as described below

For each interest period, the applicable interest rate will be calculated as:

Interest Rate = R x (N/D),

where:

“R” is 7.00%,

“N” is the number of calendar days in the applicable interest period on which the accrual condition was satisfied, and

“D” is the number of calendar days in the applicable interest period.

PS-1

Interest Payments:

On each interest payment date, for each of your notes, you will be paid an amount in cash equal to the principal amount of your notes times the interest rate determined as described above (after taking account of the accrual condition) times a fraction, the numerator of which is the number of calendar days in the interest period and the denominator of which is 365 (or, if any portion of that interest period falls in a leap year, the sum of (1) the number of calendar days in that portion of the interest period falling in a leap year divided by 366 and (2) the number of calendar days in that portion of the interest period falling in a non-leap year divided by 365). This is represented mathematically as:

Interest Payment = P x AR x DCC,

where:

“P” is the principal amount of the note,

“AR” is the applicable interest rate for that interest period, after taking account of the accrual condition as described under “Interest Rate” above, and

“DCC” is the day count convention fraction (Actual/Actual)

LIBOR Range:	Equal to or greater than 0.00% and equal to or less than 7.00%

Accrual Condition:

LIBOR accrual condition

The accrual condition will be deemed satisfied on each calendar day during an interest period on which the LIBOR rate is within the LIBOR range on the applicable LIBOR determination date

“LIBOR rate” is USD-LIBOR-BBA with a designated maturity of six months, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—LIBOR” and determined as if the LIBOR determination date specified herein was the “interest determination date” for purposes of that section of the prospectus

The “LIBOR determination date” for any calendar day is (1) if such calendar day is a London business day, such calendar day, and (2) if such calendar day is not a London business day, the London business day immediately preceding such calendar day; provided, that if such calendar day falls during the exclusion period, the LIBOR determination date for such calendar day is the London business day immediately preceding the first day of such exclusion period

Exclusion Period:	Applies to your notes and is the period commencing on the fifth London business day prior to each interest payment date and ending on the London business day immediately prior to such interest payment date

Interest Payment Dates:	Quarterly, on March 17, June 17, September 17 and December 17 of each year, commencing June 17, 2011 and ending on the maturity date

Trade Date:	March 15, 2011

Original Issue Date:	March 17, 2011

Stated Maturity Date:	March 17, 2026, subject to our early redemption right, as described below. The actual maturity date for your notes may be different if adjusted for business days as described under “General Terms of the Notes—Maturity Date” in the accompanying product prospectus supplement

Early Redemption:	Redeemable at our option on each optional redemption date

Optional Redemption Dates:	Quarterly on March 17, June 17, September 17 and December 17 of each year, commencing on March 17, 2013, and ending on the maturity date

Redemption Notice Period:	Not less than 5 nor more than 45 business days

Day Count Convention:	Actual/Actual

Regular Record Date:	The fifth business day preceding the applicable interest payment date

Minimum Initial Investment Amount:	$10,000

PS-2

Denominations:	$1,000 and integral multiples thereof

Program:	Senior Global Medium-Term Notes, Series A

CUSIP No.:	65539AAS9

ISIN No.:	US65539AAS96

Currency:	U.S. dollars

Listing:	The notes will not be listed on any securities exchange

Distribution Agent:	Nomura Securities International, Inc.

Calculation Agent:	Nomura Securities International, Inc.

Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

Terms Incorporated Into the Master Note:	All of the terms appearing above this item captioned “Terms Incorporated Into the Master Note” on the cover page of this pricing supplement.

Investing in the notes involves certain risks. You should carefully consider the risk factors beginning on page PS-6 of this pricing supplement, under “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the accompanying product prospectus supplement, under “Risk Factors” in the accompanying prospectus, and incorporated by reference into the accompanying prospectus before you invest in the notes.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Nomura Securities International, Inc. has agreed to purchase the notes from us at 96.50% of the principal amount, resulting in aggregate proceeds to us of $1,061,500. The agent’s commission is equal to 3.50%, or $38,500 in the aggregate. Nomura Securities International, Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Nomura Securities International, Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers. No agent or dealer participating in the initial offering of the notes to the public may sell the notes in such offering at a price less than 96.50% or more than 100.00% of the principal amount, resulting in an aggregate price to the public of between $1,061,500 and $1,100,000.

The price at which you purchase the notes includes the agent’s commission, as set forth above, and includes the costs and profits that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. See “Plan of Distribution” in the accompanying prospectus and “Additional Risk Factors Specific to Your Notes—The Inclusion in the Purchase Price of the Securities of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Securities is Likely to Adversely Affect the Value of the Securities Prior to the Stated Maturity Date” in the accompanying product prospectus supplement.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.

We may use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Nomura Securities International, Inc. is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Nomura Securities International, Inc. is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Nomura Securities International, Inc. and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees

PS-3

and commissions. Nomura Securities International, Inc. and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

PS-4

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus dated September 30, 2010 and the product prospectus supplement dated October 1, 2010, each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict, this pricing supplement will control.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials you may have received from us. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus dated September 30, 2010, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement dated October 1, 2010. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:

—	Prospectus dated September 30, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510220937/df3asr.htm

—	Product Prospectus Supplement dated October 1, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510222391/d424b3.htm

Our central index key, or “CIK,” on the SEC website is 0001383951.

The information in this pricing supplement supplements the information contained in the accompanying prospectus and the accompanying product prospectus supplement. To the extent the information in this pricing supplement conflicts with the accompanying prospectus or the accompanying product prospectus supplement, the information in this pricing supplement controls.

PS-5

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 30, 2010, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated October 1, 2010. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This pricing supplement should be read together with the accompanying prospectus, dated September 30, 2010, and the accompanying product prospectus supplement, dated October 1, 2010. The information in the accompanying prospectus and product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this pricing supplement and the accompanying prospectus and product prospectus supplement before investing in the notes.

The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%

No interest will accrue on the notes with respect to any day on which the accrual condition is not satisfied. For every day on which the accrual condition is not satisfied, the effective interest rate for the applicable interest period will be reduced, and if the accrual condition is not satisfied for the entire period, holders of the notes will receive no interest for that interest period.

If the accrual condition is not satisfied for a substantial number of days during an interest period, the effective yield on the notes for such interest period may be less than what would be payable on conventional, fixed-rate notes of comparable maturity. The return on your investment may not compensate you for the opportunity cost when you take into account factors that affect the time value of money. You should, therefore, be prepared to realize no return at maturity over the principal amount of your notes.

Even assuming the accrual condition is satisfied, the interest payments on the notes and return of only the principal amount at maturity or redemption may not compensate you for the effects of inflation and other factors relating to the value of money over time.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to repay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets will consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to repay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially. If you attempt to sell your notes in the secondary market in such an environment, you may incur a substantial loss.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

PS-6

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In Japan, Nomura Securities Co., Ltd., as a securities company, is required to maintain an “adjusted capital” ratio at specified levels. In the United States, Nomura Securities International, Inc. is subject to certain minimum net capital requirements and capital adequacy requirements. In the United Kingdom, Nomura International plc is regulated by the U.K. Financial Services Authority and is subject to the capital requirements of that authority. In addition, certain of Nomura’s other subsidiaries are subject to securities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. As a result, Nomura’s ability to receive funds from those subsidiaries may be limited, and Nomura’s ability to pay on its guarantee of the notes may also be limited.

The Price at Which You Purchase Your Notes May Be Higher than the Price Paid by Other Investors

The agent proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors depending on the date and time you make your purchase, from whom you purchase the notes, any related transaction cost (such as any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account, and other factors beyond our control.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date

The price at which you purchase the notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

The Notes Are Subject to Early Redemption at Our Option

Prospective purchasers should be aware that we have the right to redeem the notes on any optional redemption date, beginning on the first optional redemption date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Accrual Condition Is Not Measured on a Daily Basis, Which May Reduce the Interest Rate Payable on Your Notes

Your notes are structured with an exclusion period, which is a period during which the LIBOR rate is not measured on a daily basis for purposes of determining whether the accrual condition is satisfied. The exclusion period for your notes is the period commencing on the fifth London business day prior to each interest payment date and ending on the London business day prior to such interest payment date. Because the applicable LIBOR determination date for each calendar day

PS-7

in the exclusion period will be the London business day before the beginning of such exclusion period, if the accrual condition is not satisfied on such day, you will not receive any interest in respect of the calendar days in such exclusion period even if the LIBOR rate as actually calculated on any of those days satisfies the accrual condition.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. The following factors, which are beyond our control, may influence the market value of your notes:

—	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

—	the time to maturity of the notes;

—	the level and the volatility of, or the perception of expected volatility of, the LIBOR rate;

—	interest and yield rates in the market generally and expectations about future interest and yield rates; and

—	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

These factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

You May Be Required to Accrue Income in Excess of the Stated Interest of the Notes

We intend to treat the notes as subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes. If the notes are properly treated as debt instruments subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. However, it is possible that the notes may be classified as contingent payment debt instruments. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale of the notes would generally be treated as ordinary income. See “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

PS-8

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the interest rate that is applicable to the notes during any interest period will depend primarily upon the number of calendar days in that period on which the applicable LIBOR rate is within the LIBOR range on the applicable LIBOR determination date. The interest payment amount will be determined by the applicable interest rate (determined subject to the accrual condition) times the principal amount of your notes times the applicable day count fraction, determined on an Actual/Actual basis.

The following table illustrates how the interest payment would be calculated for a given interest period under different hypothetical scenarios, based on the terms set forth on the cover page of this pricing supplement and assuming that the notes have not been redeemed prior to the hypothetical interest payment date.

The values in the table below are hypothetical, have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the LIBOR rate or the amount of interest that will be payable on the notes. Numbers in the table below have been rounded for ease of analysis.

Unadjusted per annum interest rate (“R”)	Hypothetical number of calendar days LIBOR rate is within LIBOR range (“N”)	Hypothetical number of calendar days in interest period (“D”)	Applicable interest rate (R x (N/D))	Act/Act day count convention fraction[1]	Hypothetical interest payment amount for interest period per $1,000 note[2]
7.00%	91	91	7.00000%	91/365	$17.45
7.00%	72	91	5.53846%	91/365	$13.81
7.00%	50	91	3.84615%	91/365	$9.59
7.00%	24	91	1.84615%	91/365	$4.60
7.00%	0	91	0.00000%	91/365	$0.00

1 The Act/Act day count convention fraction will be equal to the number of calendar days in the interest period divided by 365 (or, if any portion of that interest period falls in a leap year, the sum of (1) the number of calendar days in that portion of the interest period falling in a leap year divided by 366 and (2) the number of calendar days in that portion of the interest period falling in a non-leap year divided by 365).

2 The interest payment amount per $1,000 principal amount of the notes for each interest period is calculated as the product of (i) $1,000 times (ii) the applicable interest rate for that interest period (R x (N/D)) times (iii) the Act/Act day count convention fraction.

We cannot predict the LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the LIBOR rate and the market value of your notes at any time prior to the maturity date. The actual interest payment that a holder of the notes will receive on each interest payment date will depend on the actual LIBOR rates determined by the calculation agent, which is our affiliate. Consequently, the amount of interest, if any, to be paid in respect of your notes on each interest payment date may be different from the information reflected in the table above.

PS-9

HISTORICAL INFORMATION

Historically, the LIBOR rate has experienced significant fluctuations. Any historical upward or downward trend in the LIBOR rate during any period shown below is not an indication that the LIBOR rate is more or less likely to increase or decrease at any time during the term of the notes. Historical LIBOR rates do not give an indication of future LIBOR rates. We cannot make any assurance that future LIBOR rates will result in you receiving any interest payments on the notes. Neither we nor any of our affiliates make any representation to you as to the performance of the LIBOR rate.

The table below shows the high and low levels of the LIBOR rate for each of the complete calendar quarters of 2007 through 2010, as well as from the period from January 1, 2011, to February 28, 2011. The graph below shows the historical levels of the LIBOR rate from February 28, 2001 to February 28, 2011. We obtained the historical LIBOR rates below from Bloomberg Financial Services, without independent verification.

Quarterly 6-Month LIBOR High and Low, 2007-Current

Quarter/Period— Start Date	Quarter/Period— End Date	High Closing Level	Low Closing Level
1/1/07	3/31/07	5.40%	5.26%
4/1/07	6/30/07	5.41%	5.33%
7/1/07	9/30/07	5.60%	5.07%
10/1/07	12/31/07	5.22%	4.60%
1/1/08	3/31/08	4.57%	2.37%
4/1/08	6/30/08	3.26%	2.62%
7/1/08	9/30/08	3.98%	3.00%
10/1/08	12/31/08	4.39%	1.78%
1/1/09	3/31/09	1.96%	1.47%
4/1/09	6/30/09	1.72%	1.10%
7/1/09	9/30/09	1.09%	0.63%
10/1/09	12/31/09	0.62%	0.43%
1/1/10	3/31/10	0.44%	0.38%
4/1/10	6/30/10	0.76%	0.44%
7/1/10	9/30/10	0.75%	0.46%
10/1/10	12/31/10	0.47%	0.44%
1/1/11	2/28/11	0.47%	0.45%

PS-10

PS-11

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying prospectus and the accompanying product prospectus supplement, respectively. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the sections “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying prospectus and the accompanying product prospectus supplement and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The tax treatment of your notes depends upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front-Loaded or Back-Loaded”). We do not expect interest on the notes to be Front-Loaded or Back-Loaded and we intend to report payments on the notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes. We have determined, based on our determination of the issue price for your notes, that your notes should not be treated as issued with more than a de minimis amount of original issue discount.

Assuming the notes are not Front-Loaded or Back-Loaded, your notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. Except as noted below under “Alternative Treatment,” the rest of this discussion assumes that the notes will be subject to these rules.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. See discussion under “United States Taxation — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. Except to the extent of amounts attributable to accrued but unpaid interest which will be taxed as ordinary income, any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss and should be long-term capital gain or loss if you have held your notes for more than one year.

If the principal amount of your notes exceeds the amount you paid for your notes by more than a de minimis amount, you will be subject to the rules governing market discount as described under “United States Taxation — United States Holders — Market Discount” in the accompanying prospectus. If you purchase the notes at an amount that exceeds the principal amount of your notes, you will be subject to the rules governing premium as described under “United States Taxation — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatment. If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front-Loaded or Back-Loaded, the Internal Revenue Service could treat your notes as debt instruments subject to the special tax rules governing contingent payment debt instruments. For a more detailed discussion of these rules see “Supplemental Discussion of U.S. Federal Income Tax Consequences — Contingent Payment Debt Instruments” in the accompanying product prospectus supplement and consult your own tax advisor.

PS-12

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The agent has agreed to purchase the notes from us at 96.50% of the principal amount, resulting in aggregate proceeds to us of $1,061,500. The agent’s commission is equal to 3.50%, or $38,500 in the aggregate. The agent proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The agent may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers. No agent or dealer participating in the initial offering of the notes to the public may sell the notes in such offering at a price less than 96.50% or more than 100.00% of the principal amount, resulting in an aggregate price to the public of between $1,061,500 and $1,100,000. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $18,000.

To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this pricing supplement.

PS-14